Exhibit 99.1

NR 14-12

ICSID TRIBUNAL CONFIRMS GOLD RESERVE’S $744 MILLION AWARD AGAINST VENEZUELA

SPOKANE, WASHINGTON, December 16, 2014

Gold Reserve Inc. (TSX.V:GRZ) (OTCQB:GDRZF) (the “Company”) reports that, on December 15, 2014, the Tribunal in the International Centre for Settlement of Investment Disputes (“ICSID”) arbitration (Gold Reserve Inc. v. Bolivarian Republic of Venezuela, ICSID Case No. ARB(AF)/09/1) denied both parties’ requests for correction of the Award and reaffirmed its $713 million award (plus legal costs and interest) rendered in favor of Gold Reserve on September 22, 2014 (the “Award”). With interest, the Company estimates that Venezuela now owes the Company approximately $744 million, which is increasing at a rate in excess of $1.5 million per month.

Activities at ICSID

As permitted by Article 56 of ICSID’s Additional Facility Arbitration Rules, Venezuela had asked the Tribunal to correct six purported “clerical, arithmetical or similar errors” in the Award that Venezuela claimed required a reduction of $361.4 million in the amount awarded.  Gold Reserve also had requested the tribunal to correct what the company had believed may have been an error in the Award in relation to a deduction made for stockpile management costs that, if accepted, would have increased the Award by, at most, $53 million.

The completion of the ICSID correction proceeding marks the end of the Tribunal’s jurisdiction with respect to the Award.  The ICSID Additional Facility Arbitration Rules allow only three types of post-award remedies, i.e., interpretation (Article 55), correction (Article 56), and supplementary decisions (Article 57).  As each of those procedures must be initiated within 45 days of the issuance of the award, the time period for any further remedy has now expired.

Activities in France

The Company is further confident that this outcome will greatly simplify the issues to be decided by the French Court of Appeal on Gold Reserve’s request for exequatur, which is a confirmation proceeding to recognize the ICSID award as a judgement. In this respect, the Company plans to file its response today with the French Court of Appeals and now looks forward to the hearing scheduled for January 8, 2015.

Activities in the United States

This ruling by the Tribunal will also simplify the process for the petition recently filed to confirm the Award in the District of Columbia in Washington, D.C.

Other Activities

The Company remains firmly committed to the enforcement and collection of the Award including interest in full and will continue to vigorously pursue all available remedies accordingly.  The Award continues to accrue interest at the rate of Libor plus 2% per annum.

Gold Reserve’s President Doug Belanger stated, “The Company is pleased by the Tribunal’s decision.  Although the deduction for the stockpile management costs taken by the Tribunal appeared to be an error, Gold Reserve’s requested correction was minor in relation to the Award.  Importantly, the tribunal rejected Venezuela’s requests for correction, which Gold Reserve was confident, were without merit.  The conclusion of the ICSID correction proceeding removes a further obstacle to enforcement of the Award.”

Information regarding the Company can be found in its regulatory filings and by going to the following websites: www.goldreserveinc.com, www.sec.gov and www.sedar.com.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains “forward-looking statements” or “forward-looking information” as such terms are defined under applicable U.S. and Canadian securities laws (collectively referred to herein as “forward-looking statements”) with respect to the ICSID Award related to the expropriation of the Company’s Brisas Project by the Venezuela government.  Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies such as, among other things, the Company’s ability to collect such Award.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance, or achievements of Gold Reserve to be materially different from our estimated outcomes, future results, performance, or achievements expressed or implied by those forward-looking statements

Factors that could cause actual results to differ materially from those in the forward-looking statements include the timing of and amount of collection of the Award, if at all.

This list is not exhaustive of the factors that may affect any of Gold Reserve's forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable U.S. or Canadian securities laws.

Gold Reserve Inc. Contact

A. Douglas Belanger, President

926 W. Sprague Ave., Suite 200

Spokane, WA 99201 USA

Tel. (509) 623-1500

Fax (509) 623-1634

 “Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.”